Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-227433, No. 333-230141, No. 333-236842, No. 333-253706, No. 333-262862, No. 333-270144) of Eventbrite, Inc. (the “Company”), of our report dated February 27, 2024, relating to the consolidated financial statements as of and for the year ended December 31, 2023 of the Company and the effectiveness of internal control over financial reporting as of December 31, 2023 of the Company, which report expresses an unqualified opinion on the consolidated financial statements and the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2023.

/s/ Moss Adams LLP
San Francisco, California
February 27, 2024